Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
CAPITAL GROWTH SYSTEMS, INC.
a Florida Corporation
WITH RESPECT TO SERIES AA CONVERTIBLE PREFERRED STOCK

Pursuant to Section 607.0602 of the
Florida Business Corporation Act

The undersigned hereby certifies to the state of Florida Department of State that:

FIRST: The name of the corporation is Capital Growth Systems, Inc. (the “Company”).

SECOND: Pursuant to and in accordance with the power contained in Section 607.0602 of the Florida Business Corporation Act and Article III of the Company’s Articles of Incorporation, as the same may be supplemented, amended and restated from time to time (the “Articles of Incorporation”), the Board of Directors of the Company, by resolution duly adopted through a unanimous written consent dated November 6, 2006, classified and designated 120,000 shares of unissued preferred stock, par value $0.0001 per share, of the Company (the “Preferred Stock”) as Series AA Convertible Preferred Stock with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, which hereafter shall be deemed to be a part of Article III of the Articles, with any necessary or appropriate changes to the enumeration or lettering of any section or subsection thereof.:

SERIES AA CONVERTIBLE PREFERRED STOCK

1. Designations and Numbers of Shares. The designation of this series, which consists of one hundred twenty thousand (120,000) shares of Preferred Stock, is the Series AA Convertible Preferred Stock (the “Series AA Preferred Stock”) and the face amount shall be One Thousand Dollars ($1000.00) per share (the “Stated Value”).

2. Dividends.

2.1 Ordinary Dividends. The holders of shares of Series AA Preferred Stock (each, a "Holder" and collectively, the "Holders") shall be entitled to receive dividends ("Dividends") on the Series AA Preferred Stock, at the rate paid on the Company's common stock, $0.0001 par value per share (the "Common Shares" or "Common Stock"), whenever funds are legally available and when and as declared by the Company's Board of Directors; provided, however, the Holders shall not be entitled to receive a dividend of Common Shares or other securities for which the Conversion Rate is adjusted pursuant to Section 5 below.

2.2 Amendment Dividend. If the Authorization Date (as defined herein) does not occur within one hundred and eighty (180) days following the date of initial issuance of Series AA Preferred Stock (the “Authorization Deadline”), each outstanding share of Series AA Preferred Stock will accrue interest on the Stated Value at a rate equal to ten percent (10%) per annum, for the period beginning retroactive to the issuance date of such share and ending on the Authorization Date. The dividends hereunder shall be paid by the Company monthly in arrears, on the first day of each month, commencing the month following the Authorization Deadline and continuing until the Authorization Date.

3. Priority.

3.1 Payment of Dissolution, Etc. Upon the occurrence and continuance of: (i) any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in connection therewith, commenced by the Company or by its creditors, as such, or relating to its assets, not stayed or dismissed within sixty (60) days after the filing or initiation of the proceedings; or (ii) the dissolution or other winding up of the Company, whether total or partial, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy proceedings; or (iii) any assignment for the benefit of creditors or any marshaling of the material assets or material liabilities of the Company; or (iv) any: (A) consolidation or merger of the Company, in which the shareholders of the Company prior to such transaction do not possess, immediately following such transaction, securities representing at least fifty percent (50%) of the voting power of the surviving entity (other than a consolidation or merger in which the Company is the continuing entity and which does not result in any reclassification of, or change in, the outstanding shares of Common Stock or Preferred Stock and which does not result in a change of ownership of any outstanding shares of Common Stock or Preferred Stock); (B) sale of all or substantially all of the Company’s assets; or (C) sale (whether through one sale or multiple sales during any period of time after the date hereof) by the stockholders of the Company of an aggregate of fifty percent (50%) of the voting power of the Company (each, a “Liquidation Event”), no distribution shall be made to the holders of any shares of capital stock (other than Parity Securities and Senior Securities (each as defined below)) of the Company unless prior thereto each Holder shall have received the Liquidation Preference (as defined below) with respect to each share of Series AA Preferred Stock then held by the Holder; provided, however, in the event of a Liquidation Event under Section 3.1(iv) hereof, the Holders, by affirmative vote of Holders holding a majority of the issued and outstanding shares of Series AA Preferred Stock, may elect to waive the provisions of this Section 3.1 with respect to such Liquidation Event. Such waiver shall be binding on all Holders of Series AA Preferred Stock. Distributions may be made to holders of Senior Securities (as defined below) prior to distributions with respect to Parity Securities.

In the event that upon the occurrence of a Liquidation Event, the assets available for distribution to the Holders of the Series AA Preferred Stock and to the holders of the Parity Securities are insufficient to pay the Liquidation Preference with respect to all of the outstanding shares of Series AA Preferred Stock and of the Parity Securities, such assets shall be distributed ratably among such shares in proportion to the ratio that the liquidation preference payable on each such share bears to the aggregate liquidation preference payable on all such shares. “Parity Securities” means any Preferred Stock of any series which shall, if the amounts payable thereon in liquidation are not paid in full, be entitled to share ratably with the Series AA Preferred Stock in any distribution of assets. “Junior Securities” means the Series A Preferred Stock, the Series B Preferred Stock, the Common Shares, and the shares of any other class or series of equity securities of the Company which (by the terms of the Articles of Incorporation or of an instrument by which the Board of Directors, acting pursuant to authority granted in the Articles of Incorporation, shall fix the relative rights, preferences and limitations thereof) shall be subordinated or junior to the rights of the holders of Series AA Preferred Stock upon a Liquidation Event. “Senior Securities” means any Preferred Stock of any series which shall be entitled to payments of dividends and/or Liquidation Event distributions on a priority basis over Parity Securities and Junior Securities.

3.2 Liquidation Preference. The "Liquidation Preference" with respect to a share of Series AA Preferred Stock shall mean an amount equal to the Stated Value of such share plus all accrued and unpaid Dividends thereon.

3.3 Ranking. The Series AA Preferred Stock will rank with respect to rights upon a Liquidation Event, senior to Junior Securities, as they exist on the date hereof or as the Junior Securities may be constituted from time to time; on a parity with Parity Securities as the Parity Securities may be constituted from time to time, and junior to the Senior Securities, as they exist on the date hereof or as the Senior Securities may be constituted from time to time.

4. Conversion.

4.1 Mandatory Conversion. From and after the date that the Company authorizes (by way of filing a duly authorized an amendment to its Articles of Incorporation) the issuance of not less than 200,000,000 shares of Common Stock (the “Authorization Date”), the Series AA Preferred Stock shall automatically convert into the number of fully-paid and non-assessable Common Shares, free and clear of any liens, claims, preemptive rights or encumbrances imposed by or through the Company (the "Conversion Shares"), as is computed in accordance with the terms hereof (a "Conversion").

4.2 Reservation of Common Shares Issuable Upon Conversion. The Company shall at all times following the Authorization Date, reserve and keep available out of its authorized but unissued Common Shares, free from any preemptive rights, solely for the purpose of effecting Conversions hereunder, the number of its Common Shares (the "Reserved Amount") as shall from time to time be sufficient to effect the Conversion of the Series AA Preferred Stock. If the Company shall issue any securities or make any change in its capital structure which would change the number of Conversion Shares deliverable upon the Conversion of the outstanding shares of Series AA Preferred Stock, the Company shall at the same time also make proper provision so that thereafter there shall be a sufficient number of Common Shares authorized and reserved, free from any preemptive rights, for the Conversion.

4.3 Conversion Notice. No later than five (5) days following the Authorization Date, the Company shall deliver a notice to each Holder of such Conversion at its address as shown on the stock records of the Company or such other address as any such party shall deliver to the Company. Such notice shall include (i) the number of Conversion Shares to which the Holder is entitled, showing the calculation thereof and the applicable Conversion Rate and (ii) instructions for delivery to the Company of the original of the certificate or certificates formerly representing shares of Series AA Preferred Stock. No later than sixty (60) days following the delivery of such notice, each Holder shall send to the Company, by overnight mail or by courier service, the original of the certificate or certificates formerly representing shares of Series AA Preferred Stock. In the case of a dispute as to the calculation of the Conversion Rate or the number of Conversion Shares issuable upon a Conversion, the Company shall promptly issue to the Holder the number of Conversion Shares that are not disputed and shall submit the disputed calculations to its independent accountants within two (2) business days of receipt of the Holder's Conversion Notice. The Company shall cause its accountants to calculate the Conversion Rate as provided herein and to notify the Company and the Holder of the results in writing no later than two business days following the day on which it received the disputed calculations. The accountants' calculation shall be deemed conclusive absent manifest error. The fees of the accountants shall be borne equally by the Company and the Holder delivering the Conversion Notice.

4.4 Number of Conversion Shares; Conversion Rate. Subject to the provisions of Section 5, below, each share of Series AA Preferred Stock is convertible, pursuant to a Conversion, into duly and validly issued, fully paid and nonassessable Common Shares at a rate of two thousand, two hundred and twenty two and two/tenths (2,222.2) shares of Common Stock for each share of Series AA Preferred Stock, subject to adjustment as set forth below (this rate, as adjusted from time to time, the "Conversion Rate").

4.5 Delivery of Common Shares Upon Conversion; Legend. The Company shall, no later than the close of business on the business day following the day on which the original certificate or certificates representing the shares of Series AA Preferred Stock being converted are received by the Company (the "Delivery Date"), issue and deliver or caused to be delivered to the Holder the number of Conversion Shares as determined hereunder. Each certificate representing the Conversion Shares shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY THE HOLDER EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT THERETO OR IN ACCORDANCE WITH AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT AN EXEMPTION FROM SUCH REGISTRATION AND FROM ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

4.6 No Fractional Shares. No fractional Common Shares shall be issued upon the Conversion of any Series AA Preferred Stock. Upon any Conversion, in lieu of any fractional Share otherwise issuable in respect of the aggregate number of Series AA Preferred Stock of any Holder that are converted, the Holder shall be entitled to receive a whole share (by way of issuance of an additional fractional share rounded up or by way of deduction of the fractional portion of the share rounded down) to the nearest whole share as a result of such fraction, as conclusively determined by the Company's Board of Directors in its sole and absolute good faith discretion. If more than one share of Series AA Preferred Stock is surrendered for Conversion at one time by or for the same Holder, the number of full Common Shares issuable upon Conversion thereof shall be computed on the basis of the aggregate number of shares of Series AA Preferred Stock surrendered.

5. ADJUSTMENTS TO CONVERSION RATE.

5.1 Adjustment. From and after the date hereof, the Conversion Rate is subject to adjustment from time to time as provided below in this Section 5.1.

(i)
If the Company sets a "Determination Date" (as hereinafter defined) with respect to the payment of, or the making of, a dividend or other distribution in Common Shares or other equity securities, or any indebtedness or other securities convertible into equity securities, with respect to its Common Shares or other equity securities, or any indebtedness or other securities convertible into equity securities (including by way of reclassification of any of its Common Shares), the Conversion Rate in effect on the day following the Determination Date shall be increased by multiplying the Conversion Rate in effect on the Determination Date by a fraction, the numerator of which shall be:

(1)
the sum of the number of Common Shares outstanding on the Determination Date, immediately prior to the dividend or other distribution, plus the total number of Common Shares (or the number of Common Shares into which such securities may be converted), constituting the dividend or other distribution;

and the denominator of which shall be:

(2)	the number of Common Shares outstanding on the Determination Date, excluding effect of the dividend or distribution.

(ii)
If outstanding Common Shares are subdivided or split into a greater number of Common Shares, or combined into a lesser number of Common Shares, pursuant to a stock dividend, stock split or otherwise, the Conversion Rate in effect on the day following such split or combination shall be increased in the case of a split, or decreased in the case of a combination, by multiplying the Conversion Rate in effect on the date of the split or combination by a fraction, the numerator of which shall be:

(1)	the sum of the number of Common Shares outstanding immediately after the split or combination;

and the denominator of which shall be:

(2)	the number of Common Shares outstanding immediately prior to the split or combination, excluding the effect of such split or combination.

(iii)
Except for any Exempt Offering (as defined below), if the Company at any time after the date hereof sells, transfers, or otherwise conveys Common Shares or other securities convertible into or exercisable for Common Stock or other equity securities of the Company (the “Issued Securities”) at a price per Common Share or Common Share equivalent assuming conversion into Common Shares (the “Sale Price”) less than the Implied Price (as defined below) on the sale date for the issuance of the Issued Securities (the “Sale Date”), then the Conversion Rate in effect on the date immediately prior to the Sale Date shall be adjusted so that it shall equal the number determined by dividing the Stated Value by the Sales Price.

(iv)	The following terms shall have the following meanings in these Articles of Amendment:

(1)
“Exempt Offering” shall mean the issuance of: (i) Common Shares pursuant to the exercise of any Preferred Stock, warrants, stock options, and other convertible securities outstanding as of the date hereof; and (ii) isolated issuances of shares of capital stock of the Company at less than the Implied Price provided the aggregate proceeds received or receivable therefrom (in the event such securities are exercisable or convertible) totals under $500,000 in the aggregate.

(2)
“Implied Price” shall mean an amount equal to the Stated Value divided by the Conversion Rate (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications or similar transactions).

(v)
If Issued Securities are issued for a consideration part or all of which shall be cash, the cash consideration included in determining the Sale Price shall be the amount of such cash received by the Company, provided that no deduction shall be made for any commissions, discounts or expenses incurred by the Company for any underwriting of the Issued Securities or otherwise in connection therewith. If Issued Securities are issued for a consideration in whole or in part other than cash, the value of the non-cash consideration included in determining the Sale Price shall be the fair value thereof as determined in good faith by the Company’s Board of Directors.

(vi)
For the purposes of this Section 5, the number of Common Shares at any time outstanding (i) shall include, in addition to outstanding Common Shares, the number of Common Shares into which the Series AA Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, or any of the Company's other equity securities, convertible indebtedness or other securities convertible into Common Shares (specifically excluded from the aforesaid computation are any Common Shares underlying any outstanding options or warrants to acquire any class of preferred stock or of Common Stock of the Company); and (ii) shall not include treasury shares. For the purposes of this Section 5, the number of Common Shares constituting the dividend or other distribution shall include, if applicable, Common Shares represented by cash issued in lieu of fractional Common Shares. The increase in the Conversion Rate will become effective on the day following the Determination Date. The "Determination Date" means, with respect to any dividend or other distribution, the date fixed for the determination of the holders of Common Shares or other equity securities of the Company entitled to receive the dividend or distribution

(vii)
All adjustments to the Conversion Rate will be calculated to the nearest 1/100th of a Common Share. No adjustment in the Conversion Rate will be required unless the adjustment would require an increase or decrease of at least one percent in the Conversion Rate; provided, however, that any adjustments which by reason of this Section 5.1(iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Conversion Rate shall be made successively.

5.2 Adjustment for Reorganization, Consolidation, Merger, Sale of Assets. If there shall occur any (i) capital reorganization or any reclassification of the Common Shares or other equity securities of the Company, (ii) consolidation or merger of the Company, or a sale of all or substantially all of the Company's assets for cash or securities or any other property, (each, an "Organic Change"), each outstanding share of Series AA Preferred Stock shall thereafter be convertible into the number of shares or other securities or property to which a holder of the number of Common Shares deliverable upon conversion of each share of Series AA Preferred Stock would have been entitled upon the Organic Change. Appropriate adjustment (as determined by the Company and the holders of a majority of the outstanding Shares of Series AA Preferred Stock) shall be made in the application of the provisions hereof with respect to the rights of the Holders so that the provisions hereof (including, without limitation, provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as reasonably practicable, in relation to any shares or other property thereafter deliverable upon the conversion of the Series AA Preferred Stock.

5.3 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate with respect to the Series AA Preferred Stock pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series AA Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any Holder, furnish or cause to be furnished to such Holder a like certificate setting forth (a) such adjustment and readjustment, (b) the Conversion Rate, and (c) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series AA Preferred Stock

6. Voting.

6.1 General. Except as otherwise provided by law, the Holders of the Series AA Preferred Stock and the holders of Common Shares shall vote as one class in any and all matters with respect to which holders of Common Shares have voting or consent rights. Each share of Series AA Preferred Stock shall be entitled to cast the number of votes equal to the number of Conversion Shares into which a share of Series AA Preferred Stock is then convertible; provided, however, that any fraction of a vote shall be rounded up or down, as the case may be, to the nearest whole vote. The Conversion Rate to be used in connection with the foregoing shall be the Conversion Rate in effect on the date fixed for the determination of holders of Common Shares entitled to vote on the matter.

6.2 Protective Provision. In addition to any class or series votes or consents required by law, the Company shall not, without first obtaining the approval of the Holders of not less than a majority of the then outstanding shares of Series AA Preferred Stock, or their designees, (i) create any new class of Senior Securities or (ii) alter, repeal or change the rights, preferences or privileges of the Series AA Preferred Stock (including any supplement, amendment and/or restatement of these Articles of Amendment) so as to materially and adversely affect the Series AA Preferred Stock.

7. Holders; Notices. The term "Holder" or "Holders" wherever used herein with respect to a holder or holders of shares of Series AA Preferred Stock shall mean the holder or holders of record of such shares as set forth on the stock transfer record of the Company. Whenever any notice is required to be given under these Articles of Amendment, such notice may be given personally or by mail. Any notice given to a Holder of any share of Series AA Preferred Stock shall be sufficient if given to the holder of record of such share at the last address set forth for such holder on the stock transfer record of the Company. Any notice given by mail shall be deemed to have been given when deposited in the United States mail with postage thereon prepaid. The Company shall send to the holders of the Series AA Preferred Stock copies of any notices, statements, or other communications sent to the holders of the Common Stock and of the setting of a record date for the holders of the Common Stock for any purpose.

8. No Impairment. Subject to the terms of Section 9 below, the Company will not, by amendment of its Articles of Incorporation, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of these Articles of Amendment and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series AA Preferred Stock against impairment.

9. Amendment. This Certificate may only be amended from time to time by written consent of the Company and the Holders of a majority of the issued and outstanding shares of Series AA Preferred Stock.

THIRD: The Series AA Preferred Stock have been classified and designated by the Board of Directors of the Company under the authority contained in the Articles.

FOURTH: These Articles of Amendment contain amendments to the Company’s Articles of Incorporation that do not require shareholder approval. The Board of Directors of the Company, by resolution duly adopted by written consent effective as of November 6, 2006, approves these Articles of Amendment.

FIFTH: The undersigned acknowledges these Articles of Amendment to be the act of the Company and, as to all matter and facts required to be verified under oath the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under penalties for perjury.

IN WITNESS WHEREOF, Capital Growth Systems, Inc. has caused these Articles of Amendment, Preferences, and Rights of the Series AA Convertible Preferred Stock to be executed by its duly authorized officer this __ day of November, 2006.

CAPITAL GROWTH SYSTEMS, INC.

By:	/s/ Thomas G. Hudson
Chief Executive Officer